Exhibit (d)(xii)

EXPENSE LIMITATION AGREEMENT
FOR THE VALUE FUND—INVESTOR CLASS SHARES

THIS AGREEMENT, dated as of July 31, 2014, is made and entered into by and between the Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of the Investor Class of the Value Fund (the “Fund”), and Weitz Investment Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser and manager of the Fund pursuant to an Amended Management and Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”);

WHEREAS, the Trust has adopted an Amended Plan Pursuant to Rule 18f-3 Under the Investment Company Act of 1940 (the “18f-3 Plan”) pursuant to which the Trust may issue Institutional Class shares and Investor Class shares of the Fund, subject to differing fees and expenses;

WHEREAS, the Adviser has been appointed the administrator with respect to the Fund’s Investor Class shares pursuant to a Second Amended Administration Agreement for Investor Class shares between the Trust, on behalf of the Fund, and the Adviser; and

WHEREAS, the Adviser has been appointed the shareholder administrative servicing agent with respect to the Fund’s Investor Class shares pursuant to a Shareholder Administrative Services Plan for Investor Class shares between the Trust, on behalf of the Fund, and the Adviser; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.
Through July 31, 2015, the Adviser agrees to limit its fees and/or reimburse other expenses (which at the Adviser’s discretion may be Fund Expenses and/or Class Expenses, as each term is defined in the 18f-3 Plan) to the extent necessary to limit the total operating expenses of the Investor Class of the Fund (exclusive of brokerage costs, interest, taxes and dividend expenses, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 1.18%, as a percentage of the average daily net assets of the Investor Class of the Fund.

2.
Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

3.	This Agreement may only be amended or terminated by the Trustees of the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE WEITZ FUNDS                                                         WEITZ INVESTMENT MANAGEMENT, INC.

on behalf of its series the
Value Fund

By:           /s/ Kenneth R. Stoll                                             By:           /s/ John R. Detisch
Name:      Kenneth R. Stoll                                                  Name:      John R. Detisch
Title:        Vice President                                                     Title:        Vice President

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